Exhibit 99.1

Enlight Announces the Financial Close for Project Roadrunner

The debt financing package includes $550 million of construction loans

Roadrunner consists of 290 MW of solar generation and 940 MWh of energy storage capacity, and is expected to reach full COD by the end of 2025

Tel Aviv, Israel, December 23, 2024 – Enlight Renewable Energy Ltd. (“Enlight”, “the Company”, NASDAQ: ENLT, TASE: ENLT.TA), a leading global renewable energy platform, today announced that the Company has arranged the debt financing (the “Debt Financing”) for project Roadrunner (“Roadrunner” or “the Project”), located near Tuscon, Arizona, USA.

As part of the Debt Financing, Enlight, through its subsidiary Clenera Holdings LLC, has entered into a loan agreement with a consortium of four leading global banks including BNP Paribas Securities Corp, Crédit Agricole, Natixis CIB, and Norddeutsche Landesbank Girozentrale (Nord/LB), totaling $550 million, which are expected to convert into a $290 million term loan and $320 million of tax equity funding upon the Project’s COD. The term loan is structured with an amortization tenor of 20-25 years and is to be fully repaid 5 years from the Project’s COD (mini perm).  The loans are subject to an all-in interest rate of SOFR + 1.5%-1.75%, which rises by 0.125% after four years. Paragon Energy Capital served as Clenera’s exclusive financial advisor on the transaction.

During the Project’s construction period, the Company’s equity investment is expected to amount to 10% of the expected total Project cost of $610 million. The debt financing arrangements are expected to enable the Company to recycle the entire equity investment upon COD subject to minimum project coverage ratios. The Company expects to conclude a tax equity transaction during 2025, noting that the project has secured safe harbor status.

Roadrunner (also known as Apache Solar II) is the second-largest project in Enlight’s history, consists of 290 MW solar generation and 940 MWh of energy storage capacity, and is expected to reach full COD by the end of 2025. Construction at the 1200-acre site has already begun, and all procurement contracts have been signed. The Project has a 20-year busbar power purchase agreement covering its entire output with the Arizona Electric Power Cooperative (AEPCO), and is expected to generate revenues of $51-54 million and EBITDA1 of $41-44 million in its first full year of operation. A summary of the Project’s financial information appears in the tables below:

(as expected at COD)	Total project cost	Term debt	Upfront tax equity	Sponsor equity upon COD
	$ 610 million	$ 290 million	$320 million	$0

Total project cost net of tax equity	Revenues in first full year	EBITDA in first full year[1]
$ 290 million	$51-54 million	$41-44 million

Roadrunner is being built in the Sulphur Springs Valley region near Tucson, Arizona. Arizona possesses one of highest rates of growth in data centers in the U.S., driving a significant increase in the demand for electricity. The area’s high altitude, mild weather, and very high irradiance make it especially suitable for a utility-scale solar plant. The Project is located in a sparsely populated area and integrates with the larger Apache Generating Station, a diverse energy complex used by AEPCO.

1 EBITDA is a non-IFRS financial measure. This figure represents EBITDA for the project and excludes all ITC and PTC proceeds, as well as the impact of a potential tax equity transaction. The tax equity partner’s share is expected to range between 10-15% of the Project’s EBITDA during the first years of operation.

After the completion of Apex in Montana and Atrisco in New Mexico, Roadrunner is one of several major solar and energy storage projects that Enlight and Clenera are now constructing in the U.S. These include Country Acres (392 MW and 688 MWh) and Quail Ranch (128 MW and 400 MWh). Along with additional projects planned to be built in the years to come, these projects are driving Enlight’s massive expansion into the U.S. renewable energy market. This is best illustrated by the growing run rate of Enlight’s U.S. revenue base, which is expected to reach $195-207 million annually after the completion of the projects now under construction.

The Company's next projects in Arizona are Snowflake (600 MW and 1,900 MWh) and CO Bar (1,211 MW and 824 MWh). The two mega projects have almost completed their development phase, and are scheduled to begin construction in the coming months. Each of the two projects are set to achieve grid connection of 1.0 GW, one of the largest in the US. These grid connections generate potential additional development opportunities in the future through the Company’s “Connect and Expand” strategy, which seeks to leverage existing interconnect infrastructure with additional generation capacity.

Nir Yehuda, CFO of Enlight, commented, “We appreciate our financial partners’ support and commitment in arranging the debt financing for project Roadrunner, which has made it possible for us to progress with its construction. Roadrunner is expected to begin commercial operation by the end of 2025. We look forward to continued collaboration on Country Acres and Quail Ranch, projects which we are now in the process of building and financing.”

“We are grateful to have established our business as a reliable partner for these financial institutions,” said Adam Pishl, President and CEO of Clenera. “We have demonstrated our ability to build projects on time and on budget, and manage operational solar and storage farms that generate consistent long-term returns. It is exciting to close this deal and fuel our continued growth with projects across America.”

Aashish Mohan, Co-Head of Energy, Resources & Infrastructure Americas, at BNP Paribas, commented, “BNP Paribas is proud to have supported Clenera and Enlight as Coordinating Lead Arranger on this landmark clean energy project financing. Supporting premier platforms like Clenera squarely fits our energy transition ambitions, and we look forward to partnering with the company again as they continue to execute on their high-quality pipeline.”

Daniel Feigin, Head of Energy & Infrastructure Group, North America at Crédit Agricole CIB, said, “Crédit Agricole CIB’s collaboration with Enlight and Clenera on this landmark project in Arizona is a testament to the power of partnership and innovation. Roadrunner will provide clean, low-cost energy and storage. We are honored to have played a crucial role in helping a world class developer bringing this project to financial close and contributing to our mission of facilitating clean power generation and economic growth.”

Nasir Khan, Managing Director & Head of Infrastructure & Energy Finance Americas at Natixis CIB, said, “We are thrilled to announce the successful close our first transaction with Enlight and Clenera, and would especially like to thank the teams for their professionalism and partnership over the past several months. Natixis CIB is committed to driving the energy transition through financing high-quality landmark projects such as Roadrunner, and we look forward to seeing it reach completion in the next year.”

Sondra Martinez, Managing Director and Head of Originations at NORD/LB New York, commented, “Nord/LB is thrilled to support Clenera and Enlight on the Roadrunner transaction. This transaction represents our commitment to partnerships and supporting clients as they advance the energy transition.”

About Enlight Renewable Energy

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 10 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its US IPO (NASDAQ: ENLT) in 2023. Learn more at enlightenergy.co.il.

Investor Contact

Yonah Weisz
Director IR
investors@enlightenergy.co.il

Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.co.il

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s expectations relating to the Project, the PPA and the related interconnection agreement and lease option, and the completion timeline for the Project, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) and our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as may be required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.